

FOR IMMEDIATE RELEASE

MMRGlobal to Report Third Quarter Revenue Exceeding Biggest Year in Company History

LOS ANGELES, CA (October 6, 2014) - MMRGlobal, Inc. (OTC: MMRF) ("MMR" or the "Company") today announced that it will report third quarter revenues from all sources in excess of total revenues from its biggest year. The Health Information Technology and Biotechnology Company will report substantially more revenue than the $1.420 million reported from the entire calendar year of 2011, previously the biggest year in the Company's history and which the Company has received in cash. Additional information will be contained in the Company's quarterly report on Form 10-Q for the period ended September 30, 2014. According to MMRGlobal CEO Robert H. Lorsch, "In a letter to shareholders earlier this year, the Company projected that 2014 would be 'our year' and at this time it appears that it is." The Company licenses and sells worldwide Health Information Technology and Biotech intellectual property rights, including international patents, vaccine and patient samples and anti-CD20 monoclonal antibodies.

Although MMR's primary focus is as a provider and licensor of Health IT products and services, the Company also has a growing list of biotech patents. These include cancer-fighting anti-CD20 monoclonal antibody assets under the title, "Antibodies and Methods For Making and Using Them," issued in the United States, Mexico, Australia and South Korea. Additional patents for the Company's antibody technology are also pending in the U.S., Australia, Brazil, Canada, China, Hong Kong, India, Europe, Japan and Korea. The Company also holds additional patents pertaining to a B-cell idiotype vaccine worldwide.

Through its wholly owned subsidiary, MyMedicalRecords, Inc., the Company sells Health IT products and services including its MyMedicalRecords Personal Health Record and other patented health information technologies to consumers, physicians, hospitals, surgical centers and other healthcare professionals, as well as retailers, employers and professional organizations. MMR also offers its MMRPro document management and imaging system for healthcare professionals, and MyEsafeDepositBox, which provides an online site to securely store legal, financial, insurance and other important documents, as well as medical and personal health information.

MyMedicalRecords is a practicing entity whose Health IT patent portfolio currently consists of 13 issued U.S. patents, 17 pending U.S. applications, and numerous issued patents and pending applications in other countries or regional authorities of commercial interest including Australia, Singapore, New Zealand, Mexico, Japan, Canada, China, Hong Kong, South Korea, Israel and Europe. MMR's U.S. patents include U.S. Patent Nos. 8,301,466; 8,352,287; 8,352,288; 8,121,855; 8,117,646; 8,117,045; 8,321,240; 8,498,883; 8,626,532, 8,645,161; 8,725,537; 8,768,725 and 8,775,212, as well as additional applications and continuation applications involving inventions pertaining to Personal Health Records, Patient Portals and other Electronic Health Record systems. The most recently issued U.S. patent, U.S. Patent No. 8,775,212, represents MMR's first Clinical Trials patent and includes 18 claims directed to methods and systems that provide for self-reporting being used to create Electronic Health Records for purposes including Clinical Trials.

About MMRGlobal

MMRGlobal, Inc., through its wholly-owned operating subsidiary, MyMedicalRecords, Inc., provides secure and easy-to-use online Personal Health Records ("PHRs") and electronic safe deposit box storage solutions, serving consumers, healthcare professionals, employers, insurance companies, financial institutions, retail pharmacies, and professional organizations and affinity groups. The MyMedicalRecords PHR enables individuals and families to access their medical records and other important documents, such as birth certificates, passports, insurance policies and wills, anytime from anywhere using the Internet. MyMedicalRecords is built on proprietary, patented technologies to allow documents, images and voicemail messages to be transmitted and stored in the system using a variety of methods, including fax, phone, or file upload without relying on any specific electronic medical record platform to populate a user's account. MMR's professional offering, MMRPro, is designed to give physicians' offices an easy and cost-effective solution to digitizing paper-based medical records and sharing them with patients through an integrated patient portal. Through its merger with Favrille, Inc. in January 2009, MMR acquired intellectual property biotech assets that include anti-CD20 antibodies and data and samples from its FavId™/Specifid™ vaccine clinical trials for the treatment of B-Cell Non-Hodgkin's lymphoma. To learn more about MMRGlobal, Inc. visit www.mmrglobal.com. View demos and video tutorials of MMR's products and services at www.mmrtheater.com. Follow us on Facebook.com/MMRGlobal and Twitter.com/mmrglobal.

Forward-Looking Statements

All statements in this release that are not strictly historical facts are "forward-looking statements." Such forward-looking statements are based on MMR's current assumptions, beliefs and expectations, and involve risks, uncertainties and other factors that may cause MMR's actual results to be materially different from any results expressed or implied by such forward-looking statements. Some can be identified by the use of words such as "expect," "plan," "possibility," "offer," "if," "negotiate," "when," "believe," "will," "estimate," "continue," and similar expressions. Risks, uncertainties, and other factors that could cause or contribute to such differences include, but are not limited to: ongoing and future intellectual property enforcement actions; the ability to successfully litigate or settle claims of patent infringement; MMR's ability to develop, license and monetize its patents in the portfolio for both MMR's health IT and biotechnology IP assets; the timing of milestone payments in connection with licensing its IP; reliance upon the successful operations of its business partners in selling MMR's products and services; MMR's ability to obtain necessary financing, generate sufficient cash flow, and maintain appropriate indebtedness; and the increasing development of market competition in the area of electronic records in clinical trials. These factors and others are described in more detail in MMR's public filings with the Securities and Exchange Commission, including the risks discussed in the "Risk Factors" section in MMR's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Copies of these reports can be found on MMR's website (www.mmrglobal.com) under the heading "Investor Relations." MMR is providing this information as of the date of this release and, except as required by law, does not undertake any obligation to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

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Michael Selsman
Public Communications Co.
(310) 922-7033
ms@publiccommunications.biz